# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001815418

## Reporting persons
- Energy Transition Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9% of the class)
- Great Mountain Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9% of the class)
- Jonathan Rotolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9% of the class)
- Alexander Thomson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 25,559,846; sole dispositive power 0; shared dispositive power 25,559,846; aggregate amount beneficially owned 25,559,846 (9% of the class)

## Item 1. Issuer
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
Energy Transition Holdings LLC
Great Mountain Partners LLC
Jonathan Rotolo
Alexander Thomson

Energy Transition Holdings LLC is the record holder of the securities reported herein. Energy Transition Holdings LLC is managed by Great Mountain Partners LLC. Jonathan Rotolo and Alexander Thomson are the managers of Great Mountain Partners LLC and, in that capacity, have shared voting and dispositive power over the shares of Class A Common Stock held by Energy Transition Holdings LLC. Each of the Reporting Persons previously reported its beneficial ownership by filing a Schedule 13D, which was originally filed on June 19, 2020 and amended on May 12, 2021, April 21, 2022, December 21, 2022 and March 4, 2025 (collectively, the "Schedule 13D"). By filing this Schedule 13G, each of the Reporting Persons does hereby amend its Schedule 13D to cease reporting its beneficial ownership of the Issuer's securities on Schedule 13D. As stated in Item 10 below, the securities reported by the Reporting Person on this schedule are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and are not held in connection with or as a participant in any transaction having that purpose or effect. However, the certification made in Item 10 does not apply to any Reporting Person's acquisition of those securities purchased, if any, while he, she or it was a Schedule 13D filer.
Address of principal business office or, if none, residence: 157 Church Street, 20th Floor, New Haven, CT 06510
Citizenship:
Energy Transition Holdings LLC - Delaware
Great Mountain Partners LLC - Delaware
Jonathan Rotolo - United States
Alexander Thomson - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 25,559,846
Percent of class: 9.0%. This percentage is based on 284,552,811 shares of the Issuer's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), outstanding as of November 14, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on November 21, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 25,559,846
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 25,559,846

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the operating agreement of Energy Transition Holdings LLC, members of Energy Transition Holdings LLC may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Class A Common Stock owned by Energy Transition Holdings LLC. The shares of Class A Common Stock owned by Energy Transition Holdings LLC are principally held for the benefit of the State Treasurer of the State of Michigan, Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System and Michigan State Police Retirement System.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Energy Transition Holdings LLC: /s/ Jonathan Rotolo, Manager of Great Mountain Partners LLC, as Manager of Energy Transition Holdings LLC (02/17/2026)
- Great Mountain Partners LLC: /s/ Jonathan Rotolo, Manager (02/17/2026)
- Jonathan Rotolo: /s/ Jonathan Rotolo, Jonathan Rotolo (02/17/2026)
- Alexander Thomson: /s/ Alexander Thomson, Alexander Thomson (02/17/2026)